CEL-SCI CORPORATION
                              8229 Boone Blvd. #802
                                Vienna, VA 22182
                                 (703) 506-9460



                                January 18, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   CEL-SCI Corporation
            Form S-1
            SEC File No. 333-222445


     CEL-SCI Corporation (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to January 23, 2018, 1:00 p.m. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.


                                     Very Truly Yours,


                                     /s/ Patricia Prichep
                                     -----------------------------------
                                     Patricia Prichep
                                     Senior Vice President of Operations3